Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Dated June 15, 2023
Relating to Prospectus Dated May 4, 2021
Registration Statement No. 333-255769
ZENTALIS PHARMACEUTICALS, INC.
Zentalis Pharmaceuticals Announces Pricing of Underwritten Offering of Common Stock
NEW YORK and SAN DIEGO, June 15, 2023 – Zentalis® Pharmaceuticals, Inc. (Nasdaq: ZNTL), a clinical-stage biopharmaceutical company discovering and developing clinically differentiated small molecule therapeutics targeting fundamental biological pathways of cancers, today announced the pricing of an underwritten offering of 11,032,656 shares of its common stock at an offering price of $22.66 per share, for total gross proceeds of approximately $250.0 million, before deducting underwriting discounts and commissions and offering expenses payable by the Company. All of the common stock is being offered by the Company. The offering is expected to close on June 20, 2023, subject to customary closing conditions.
The Company intends to use the net proceeds from the offering to fund ongoing and planned clinical trials, and for working capital and other general corporate purposes. Based on these planned uses of proceeds, the Company believes that the net proceeds from the offering and its existing cash, cash equivalents and marketable securities will be sufficient to fund its operating expenses and capital expenditure requirements into 2026.
Morgan Stanley, Jefferies, SVB Securities and Guggenheim Securities are acting as joint book-running managers for the offering. H.C. Wainwright is acting as financial advisor to the Company for the offering.
The securities described above are being offered pursuant to an effective shelf registration statement that was filed with the U.S. Securities and Exchange Commission (SEC) on May 4, 2021. This offering is being made only by means of a prospectus supplement and the accompanying prospectus which forms a part of the effective shelf registration statement.
A final prospectus supplement related to the offering (including the accompanying prospectus) will be filed with the SEC and will be available on the SEC’s website located at www.sec.gov. Copies of the final prospectus supplement related to the offering and the accompanying prospectus may be obtained, when available, by visiting the SEC’s website or by contacting: Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, Second Floor, New York, New York 10014, or by email at prospectus@morganstanley.com; Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, New York, New York 10022, via telephone: (877) 821-7388 or via email: Prospectus_Department@Jefferies.com; SVB Securities LLC, Attention: Syndicate Department, 53 State Street, 40th Floor, Boston, MA 02109, by telephone at (800) 808-7525, ext. 6105, or by emailing

syndicate@svbsecurities.com; or Guggenheim Securities, LLC Attention: Equity Syndicate Department, 330 Madison Avenue, 8th Floor, New York, NY 10017 or by telephone at (212) 518-9544, or by email at GSEquityProspectusDelivery@guggenheimpartners.com.
This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, the securities in this offering in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or jurisdiction.
About Zentalis Pharmaceuticals
Zentalis® Pharmaceuticals, Inc. is a clinical-stage biopharmaceutical company discovering and developing small molecule therapeutics targeting fundamental biological pathways of cancers. Utilizing its Integrated Discovery Engine, the Company is developing a focused pipeline of potentially best-in-class oncology candidates, which include azenosertib (ZN-c3), a WEE1 inhibitor for advanced solid tumors, ZN-d5, a BCL-2 inhibitor for hematologic malignancies and related disorders, and a heterobifunctional degrader of BCL-xL for solid and hematological malignancies. The Company is also leveraging its extensive experience and capabilities across cancer biology and medicinal chemistry to advance its research on protein degraders. Zentalis has operations in both New York and San Diego.
Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Certain statements contained in this press release, including those relating to the timing and completion of the offering and the satisfaction of customary closing conditions related to the offering, the anticipated total gross proceeds from the offering, the planned use of proceeds of the offering, the sufficiency of the proceeds of the offering and the Company’s cash, cash equivalents and marketable securities to fund its operating expenses and capital expenditures, are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These risks and uncertainties include, but are not limited to, risks and uncertainties associated with the consummation of the proposed offering, the completion of the offering on the anticipated terms or at all, uncertainties related to market conditions, the satisfaction of customary closing conditions related to the proposed offering, the completion of the offering on the anticipated terms or at all, general economic conditions and other risks identified from time to time in the reports the Company files with the SEC, including its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and the final prospectus supplement and accompanying prospectus related to the proposed offering to be filed with the SEC, which are available at www.sec.gov. The forward-looking statements in this press release speak only as of the date of this document, and the Company undertakes no obligation to update or revise any of the statements. The Company's business is subject to substantial risks and uncertainties, including those referenced above. Investors, potential investors, and others should give careful consideration to these risks and uncertainties.
Investor Contacts:
Adam D. Levy, PhD, MBA
alevy@zentalis.com
Emily White
Solebury Strategic Communications
ewhite@soleburystrat.com

Media Contact:
Danielle Cantey
Evoke Canale
danielle.cantey@evokegroup.com
(619) 826 4657
Zentalis Pharmaceuticals, Inc. has filed a Form S-3 automatic shelf registration statement (Registration No. 333-255769) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed or will file (such as the prospectus supplement) with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it from: Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, Second Floor, New York, New York 10014, or by email at prospectus@morganstanley.com; Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, New York 10022, via telephone: (877) 821-7388 or via email: Prospectus_Department@Jefferies.com; SVB Securities LLC, Attention: Syndicate Department, 53 State Street, 40th Floor, Boston, MA 02109, by telephone at (800) 808-7525, ext. 6105, or by emailing syndicate@svbsecurities.com; or Guggenheim Securities, LLC Attention: Equity Syndicate Department, 330 Madison Avenue, 8th Floor, New York, NY 10017 or by telephone at (212) 518-9544, or by email at GSEquityProspectusDelivery@guggenheimpartners.com.